UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 12)

Pacific Health Care Organization, Inc.
(Name of Issuer)

Common Stock, $.001 par value per share
(Title of Class of Securities)

69439P209
(CUSIP Number)

Tom Kubota
2618 San Miguel Drive, #477
Newport Beach, California 92660
(949) 721-8272
(Name, Address and Telephone Number of Person Authorized to
Receive Notes and Communications)

November 16, 2015
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

* The remainder of this cover page shall be filled out for a reporting persons initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 69439P209

1.	Names of Reporting Persons
Tom Kubota

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions)
PF

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization
United States of America
Number of	7.	Sole Voting Power
Shares		480,250(1)
Beneficially	8.	Shared Voting Power
Owned by		-0-
Each	9.	Sole Dispositive Power
Reporting		480,250(1)
Person	10.	Shared Dispositive Power
With		-0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person
480,250(1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

13.	Percent of Class Represented by Amount in Row (11)
60.5%

14.	Type of Reporting Person (See Instructions)
IN

(1)  These shares are held in the name of the Tom Kubota Revocable Trust of 2013 (the “Trust”). Mr. Kubota is the sole Trustee of the Trust.  As such, Mr. Kubota may be deemed to have sole voting and dispositive power over the shares held by the Trust as well as the shares held in his own name.

EXPLANATORY NOTE

This Amendment No. 12 (“Amendment No. 12”), dated November 18, 2015, amends and supplements the original Schedule 13D filed by the Reporting Person with the Securities and Exchange Commission (the “Commission”) on June 27, 2008 relating to shares of common stock, $0.001 par value per share (“common stock”) of Pacific Health Care Organization, Inc. (the “Issuer”), as amended and supplemented by Schedules 13D/A-1 filed on August 28, 2008, Schedule 13D/A-2 filed on May 14, 2010, Schedule 13D/A-3 filed on May 14, 2010, Schedule 13D/A-4 filed on April 20, 2012, Schedule 13D/A-5 filed on May 21, 2013, Schedule 13D/A-6 filed March 12, 2014, Schedule 13D/A-7 filed April 30, 2014, Schedule 13D/A-8 filed on June 10, 2014, Schedule 13D/A-9 filed on June 17, 2014, Schedule 13D/A-10 filed on March 31, 2015 and Schedule 13d/A-11 filed on November 16, 2015 (collectively referred to herein as the “Schedule 13D”).  Only those items hereby reported in this Amendment No. 12 are amended and all other items remain unchanged.  Terms used herein but not otherwise defined shall have the meanings set forth in the Schedule 13D.

Item 3.  Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is hereby amended and supplemented as follows:

The Reporting Person used $14,862.50 of personal funds to purchase 1,750 shares of the Issuer.

Item 4.  Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended and restated as follows:

The acquisition described herein was not for the purpose of changing control of the Issuer.  Prior to and following the acquisition described herein, the Reporting Person was and continues to be the Chief Executive Officer and President and Chairman of the board of directors of the Issuer (the “Board”).  Prior to the acquisition, the Reporting Person was the single largest shareholder of the Issuer, owning approximately 60.3% of the outstanding common stock of the Issuer.  The Reporting Person acquired the shares because they were available for sale and he chose to acquire them.  The Reporting Person may, from time to time, acquire additional shares depending upon the prevailing market price.

The Articles of Incorporation of the Issuer provide that the Board may, from time to time, designate the rights, privileges and preferences of the Issuer’s 5,000,000 shares of authorized preferred stock in one or more series.  The Reporting Person intends to ask the Board to establish a series of preferred stock that would vote with the common stock and not as a separate class, in most matters.  Each share of such series of preferred stock would vote as a multiple of a common share on all actions requiring a vote of the Issuer’s common stock.  The determination of the size of such multiple, as well as the other rights, privileges and preferences would be made by the Board.  The Reporting Person also plans to request the Board sell him such number of shares of preferred stock as the Board and Reporting Person agree for such consideration as the Board deems adequate.  No assurance can be given that the Board will consider or approve Reporting Person’s proposal or that the Board and Reporting Person can reach agreement on what constitutes adequate consideration for shares of such preferred stock.

The Reporting Person believes there may be opportunities to expand the Issuer’s business through strategic acquisitions or capital raising transactions.  The limited number of outstanding common shares of the Issuer, however, restricts the use of its common stock as consideration for such transactions without jeopardizing the certainty of continuity of pursuing the Issuer’s strategic goals and management objectives.  The intent of Reporting Person’s proposal is to better position current controlling shareholders and management of the Issuer to take advantage of potential strategic opportunities that may become available in a manner that will center the economic value of the Issuer among the common shareholders while putting voting control of the Issuer with the preferred shareholder(s).  To the knowledge of Reporting Person the Issuer is not currently engaged in discussions with any party regarding a possible business acquisition or capital raising transaction and you should not assume such to be the case.  No assurance can be given that the Issuer will seek to, or can successfully identify or complete potentially strategic opportunities in the future.  While approval of this proposal by the Board can help ensure the strategic vision of management, it may further impede the acquisition of control of the Issuer without the approval of the Reporting Person.

Except as set forth in this Item 4, the Reporting Person has no present plans or proposals which would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.  The Reporting Person may, at any time, review or reconsider his position with respect to the Issuer and formulate plans or proposals with respect to any of such matters.

Item 5.  Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended and restated as follows:

(a)     Through the Trust the Reporting Person beneficially own 480,250 shares, or 60.5% of the outstanding common stock of the Issuer, based upon the number of shares of outstanding common stock of the Issuer as of November 10, 2015, as disclosed in the Quarterly Report on Form 10-Q of the Issuer filed on November 12, 2015.

(b)     As sole Trustee of the Trust, Mr. Kubota has the sole power to vote or direct the vote of the 480,250 shares of common stock held by the Trust.

(c) Other than as disclosed herein, Mr. Kubota has not engaged in any transactions in the common stock of the Issuer in the past 60 days.

(d)     No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares.

(e)     Not Applicable.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 18, 2015	By:	/s/ Tom Kubota
Tom Kubota